Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

VOLUNTARY ANNOUNCEMENT

INCREASE IN SHAREHOLDING OF

THE CONTROLLING SHAREHOLDER

The announcement is made by XPeng Inc. (the “Company”) on a voluntary basis.

The board of directors (the “Board”) of the Company was informed by Simplicity Holding Limited (“Simplicity Holding”), a controlling shareholder of the Company, that on 23 September 2022, Simplicity Holding had purchased in the open market a total of 2,200,000 ADSs of the Company (the “ADSs”) at an average price of US$13.58 per ADS (the “Acquisition”).

Simplicity Holding is wholly-owned by Mr. Xiaopeng He, the co-founder, executive director, chairman, chief executive officer and a controlling shareholder of the Company. Immediately following the Acquisition, (i) Simplicity Holding holds 327,708,257 Class B ordinary shares of the Company and 2,200,000 ADSs, and (ii) Mr. Xiaopeng He is interested in 327,708,257 Class B ordinary shares of the Company and 2,200,000 ADSs held by Simplicity Holding, and 21,000,000 Class B ordinary shares of the Company held by Respect Holding Limited, representing approximately 20.5% of the total issued share capital of the Company as at the date of this announcement.

The Board believes that the Acquisition demonstrates the strong confidence of Mr. Xiaopeng He towards the prospects and growth potential of the Company, as well as his long-term commitment towards the Company.

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Sunday, 25 September 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive directors, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

*	For identification purpose only